

April 19, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

>   **Re: Invech Holdings, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed April 17, 2024**
>   **File No. 333-276779**

Dear Rhonda Keaveney:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1 Filed April 17, 2024

General

1. We note your response to prior comment 2 and a related revision, and reissue our comment in its entirety with a clarification. Please have your auditor provide an updated consent (originally included with Form S-1 filed January 30, 2024 as Exhibit 23.1) to reflect the appropriate audit report date (i.e. April 17, 2024 as disclosed on page F-2) and periods presented in the financial statements included in the filing (i.e. for the years ended December 31, 2023 and 2022).

Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services